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December 19, 2016	Rita Rubin T +1 312 845 1241 F +1 312 845 5609 rita.rubin@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Calamos Investment Trust (the “Registrant”) (File Nos. 033-19228 and 811-05443)

Ladies and Gentlemen:

  On behalf of the Registrant, in connection with the creation of a new Class T share class, we are filing today by electronic submission via EDGAR pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), a copy of each of the following:

1.	Prospectus relating to Class I, Class R and Class T Shares of certain series, as applicable, of the Registrant; and

2.	Statement of Additional Information relating to Class I, Class R and Class T Shares of certain series, as applicable, of the Registrant;

In accordance with IM Guidance Update 2016-06, the Registrant requests selective review of this filing in accordance with the Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

The disclosure in this filing is substantially similar to disclosure previously reviewed by the staff of SEC in the Registrant’s filing on Form N-1A filed pursuant to Rule 485(a)(2) of the Securities Act on November 6, 2015 (SEC Accession Number: 0001193125-15-370198 (the “Prior Filing”)). The Prior Filing contains substantially similar disclosure about the investment objective, investment strategies and risks of one series of the Registrant, Calamos Phineus Long/Short Fund, and contains substantially similar disclosure concerning the share classes offered by the Registrant’s series as well as information regarding purchases and redemptions of such shares. The Registrant responded to comments from the SEC staff with respect to the Prior Filing via correspondence filed on March 22, 2016, March 23, 2016 and March 28, 2016. 1

This filing differs from the Prior Filing insofar as it contains disclosure concerning a new share class, Class T shares. Information concerning Class T shares is set forth in the fee tables for each

[1]	SEC Accession Numbers 0001193125-16-513748, 0001193125-16-515159 and 0001193125-16-519815, respectively.

series of the Registrant and in the sections of the statutory prospectus and Statement of Additional Information titled:

Statutory Prospectus

•	“Fund Facts–Who manages the Funds?”

•	“Fund Facts–What classes of shares do the Funds offer?”

•	“Fund Facts–How can I buy shares?”

•	“Fund Facts–Transaction information”

Statement of Additional Information

•	“Investment Advisory Services”

•	“Distribution Plan”

•	“Distributor”

Additionally, the Registrant is filing a form of amended and restated distribution agreement, a form of expense limitation agreement, a form of amended and restated distribution plan and a form of amended and restated plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, as amended, as exhibits to this filing.

In addition to the disclosure related to the new Class T share class, we have also incorporated supplements that have been filed pursuant to Rule 497(e) since the date of the Prior Filing as well as disclosure edits in response to SEC staff comments in connection with the review of the Registrant’s annual report for the fiscal year ended October 31, 2015. We have also removed certain series of the Registrant from this filing that have been liquidated or merged out of existence since the Prior Filing.

Please direct any questions you may have with respect to this filing to me at (312) 845-1241.

Very truly yours

/s/ Rita Rubin

Rita Rubin, Esq.

cc:      John P. Calamos, Sr.

  J. Christopher Jackson, Esq.

  Paulita A. Pike, Esq.